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                       SECURITIES AND EXCHANGE COMMISSION
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 1
                                       to
                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         PREMIERE GLOBAL SERVICES, INC.
                       (Name of Subject Company (Issuer))

                         PREMIERE GLOBAL SERVICES, INC.
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))


                          Common Stock, $0.01 par value
                         (Title of Class of Securities)


                                    740585104
                      (CUSIP Number of Class of Securities)

                              L. Scott Askins, Esq.
          Senior Vice President - Legal, General Counsel and Secretary

                            3399 Peachtree Road, N.E.
                          The Lenox Building, Suite 700
                             Atlanta, Georgia 30326
                                 (404) 262-8400

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                            David E. Brown, Jr., Esq.
                             Dennis O. Garris, Esq.
                                Alston & Bird LLP
                              The Atlantic Building
                                950 F Street N.W.
                             Washington, D.C. 20004
                                 (202) 756-3300

                            CALCULATION OF FILING FEE

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Transaction Valuation                                       Amount of Filing Fee
--------------------------------------------------------------------------------
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

      Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 11,857,707 outstanding shares of Common Stock at the price of $12.65 per share. The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by 0.0000307.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
      Amount Previously Paid: $4,605
      Form of Registration No.: Schedule TO
      Filing Party: Premiere Global Services, Inc.
      Date Filed: April 23, 2007

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

|_| third-party tender offer subject to Rule 14d-1
|X| issuer tender offer subject to Rule 13e-4
|_| going-private transaction subject to Rule 13e-3
|_| amendment to Schedule 13D under Rule 13d-2

    Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|
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
                                   SCHEDULE TO

         This Amendment No. 1 ("Amendment No. 1") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed on April 23, 2007 by Premiere Global Services, Inc. a Georgia corporation ("Premiere Global" or the "Company"), relating to the offer by the Company to purchase up to 11,857,707 shares of its common stock, $0.01 par value per share (the "Common Stock"), or such lesser number of shares as is properly tendered and not properly withdrawn, at a price of $12.65 per share, without interest on the terms and subject to the conditions set forth in the Offer to Purchase dated April 23, 2007 (the "Offer to Purchase) and in the related Letter of Transmittal (which together, as amended or supplemented from time to time, constitute the "Offer"). A copy of the Offer to Purchase and related Letter of Transmittal were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO. This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended.

Item 11.  Additional Information.

         Item 11 of the Schedule TO is hereby amended and supplemented as follows:

         On May 22, 2007, the Company issued a press release announcing the expiration and preliminary results of the tender offer, which expired at 5:00 p.m., New York City time, on May 21, 2007. A copy of the press release is filed as Exhibit (a)(5)(ii) to this Schedule TO and is incorporated herein by reference.


Item 12. Exhibits.

         Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

         "(a)(5)(ii)    Press Release, dated May 22, 2007, of Premiere Global"

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        PREMIERE GLOBAL SERVICES, INC.

                                        By: /s/ Michael E. Havener
                                            ------------------------------------
                                        Name:   Michael E. Havener
                                        Title:  Chief Financial Officer

Dated: May 22, 2007

EXHIBIT INDEX

Exhibit
Number         Description
--------       -----------------------------------------------------------------

(a)(1)(i)*     Offer to Purchase dated April 23, 2007.

(a)(1)(ii)* Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)*   Notice of Guaranteed Delivery.

(a)(1)(iv) *   Letter to Shareholders, dated April 23, 2007 from Boland T.
               Jones, Chairman and Chief Executive Officer of Premiere Global
               Services.

(a)(1)( v) *   Letter to Brokers, Dealers, Commercial Banks, Trust Companies
               and Other Nominees dated April 23, 2007.

(a)(1)(vi)* Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated April 23, 2007.

(a)(1)(vii)*   Letter to Participants in the Premiere Global Services, Inc.
               401(k) Plan.

(a)(5)(i) *    Press Release dated April 19, 2007, announcing the Tender Offer
               (incorporated by reference from Premiere Global's Purrent report on Form 8-K dated and filed on April 19, 2007).

(a)(5)(ii) +   Press Release dated May 22, 2007 of Premiere Global announcing the expiration and preliminary results of the Tender Offer.

(b)(1)(A)* Credit Agreement, dated June 30, 2004, among Premiere Global, as Borrower, Certain Subsidiaries and Affiliates of the orrower, as Guarantors, the Lenders Party thereto, Bank of America, N.A., as Administrative Agent and Collateral Cgent, and LaSalle Bank National Association, as Syndication Agent and Co-Lead Arranger (incorporated by reference to Bxhibit 10.1 to Premiere Global's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and filed on August 9, 2004).

(b)(1)(B) *    Amendment No. 1 to Credit Agreement, dated February 2, 2005, by and among Premiere Global, as Borrower, Bank of America, N.A., as
               Administrative Agent, and the Guarantors and the Lenders that are parties thereto (incorporated by reference Exhibit 10.1 to Premiere Global's Current Report on Form 8-K dated February 5,
               2004 and filed on February 3, 2004).

(b)(1)(C)* Amendment No. 2 and Waiver to Credit Agreement, dated August 3, 2005, by and among Premiere Global, as Borrower, Bank of America, N.A., as Administrative Agent, and the Guarantors and the Lenders that are parties thereto (incorporated by reference to Exhibit
               10.65 of Premiere Global's Annual Report on Form 10-K for the year ended December 31, 2005 and filed on March 16, 2006).

(b)(1)(D)* Amendment No. 3 to Credit Agreement, dated April 24, 2006, by and among Premiere Global as Borrower, Bank of America, N.A. as Administrative Agent, and the Guarantors and the Lenders that are parties thereto (incorporated by reference to Exhibit 10.1 to Premiere Global's Current Report on Form 8-K dated and filed April 25, 2006).

(b)(1)(E)* Amendment No. 4 and Waiver to Credit Agreement, dated October 3, 2006, by and among Premiere Global as Borrower, Bank of America, N.A. as Administrative Agent, and the Guarantors and the Lenders that are parties thereto (incorporated by reference to Exhibit
               10.8 to Premiere Global's Quarterly Report on Form 10-Q for quarter ended September 30, 2006 and filed on November 9, 2006).

(b)(1)(F)* Amendment No. 5 and Waiver to Credit Agreement, dated April 19, 2007, by and among Premiere Global as Borrower, Bank of America, N.A. as Administrative Agent, and the Guarantors and the Lenders that are parties thereto (incorporated by reference to Exhibit
               10.2 to Premiere Global's Current Report on Form 8-K dated and filed on April 19, 2007).

(b)(2)* Security Agreement, dated June 30, 2004, among Premiere Global, American Teleconferencing Services, Ltd., Premiere Conferencing Network Services, Inc., PTEK Services, Inc., Xpedite Network Services, Inc., Xpedite Systems, Inc., Xpedite Systems Worldwide, Inc. and Bank of America, N.A., as Collateral Agent (incorporated by reference to Exhibit 10.2 to Premiere Global's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and filed on August 9, 2004).

(b)(3)* Pledge Agreement, dated June 30, 2004, among Premiere Global, American Teleconferencing Services, Ltd., Premiere Conferencing Networks, Inc., PTEK Services, Inc., Xpedite Network Services, Inc., Xpedite Systems, Inc., Xpedite Systems Worldwide, Inc. and Bank of America, N.A., as Collateral Agent (incorporated by reference to Exhibit 10.3 to Premiere Global's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and filed on August 9, 2004).

(d)(1)(A) *    Amended and Restated 1998 Stock Plan of Premiere Global Services,
               Inc. (incorporated by reference to Exhibit 10.1 to Premiere
               Global's Quarterly Report on Form 10-Q for the quarter ended June
               30, 1999).

(d)(1)(B) *    Amendment No. 1 to the Amended and Restated 1998 Stock Plan of
               Premiere Global Services, Inc. (incorporated by reference to
               Exhibit 10.45 to Premiere Global's Annual Report on Form 10-K for the year ended December 31, 1999).

(d)(2) * Intellivoice Communications, Inc. 1995 Incentive Stock Plan (assumed by Premiere Global) (incorporated by reference to Exhibit 10.52 to Premiere Global's Annual Report on Form 10-K for the year ended December 31, 1999).

(d)(3)(A) *    1995 Stock Plan of Premiere Global Services, Inc., as amended
               (incorporated by reference to Appendix D to Premiere Global's
               Definitive Proxy Statement distributed in connection with Premiere Global's June 5, 2002 Annual Meeting of Shareholders, filed on April 30, 2002).

(d)(3)(B) *    Form of NonStatutory Stock Option Agreement under Premiere
               Global's 1995 Stock Plan (incorporated by reference to Exhibit
               10.6 to Premiere Global's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 and filed on May 6, 2005).

(d)(3)(C) *    Form of Restricted Stock Award Agreement under Premiere Global's
               1995 Stock Plan (incorporated by reference to Exhibit 10.7 to
               Premiere Global's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 and filed on May 6, 2005).

(d)(4)(A) *    2000 Directors Stock Plan, as amended, of Premiere Global
               Services, Inc. (incorporated by reference to Appendix C to
               Premiere Global's Definitive Proxy Statement distributed in connection with Premiere Global's June 5, 2002 Annual Meeting of
               Shareholders, filed on April 30, 2002).

(d)(4)(B) *    Form of Restriction Agreement for non-employee directors under the 2000 Directors Stock Plan (incorporated by reference to
               Exhibit 10.2 to Premiere Global's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 and filed on May 9, 2006).

(d)(5)(A) *    2004 Long-Term Incentive Plan, as amended, of Premiere Global
               (incorporated by reference to Appendix B to Premiere Global's
               Definitive Proxy Statement distributed in connection with Premiere Global's June 3, 2004 Annual Meeting of Shareholders, filed on April 28, 2004).

(d)(5)(B) *    Amendment to Premiere Global's 2004 Long-Term Incentive Plan,
               dated September 29, 2006 (incorporated by reference to Exhibit
               10.7 to Premiere Global's Quarterly Report on Form 10-Q dated
               November 9, 2006 and filed on November 11, 2006).

(d)(5)(C) *    Form of NonStatutory Stock Option Agreement under Premiere
               Global's 2004 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.4 to Premiere Global's Quarterly Report on Form
               10-Q for the quarter end March 31, 2005 and filed on May 6,
               2005).

(d)(5)(D) *    Form of Restricted Stock Agreement under Premiere Global's 2004
               Long-Term Incentive Plan (incorporated by reference to Exhibit
               10.5 to Premiere Global's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 and filed on May 6, 2005).

(d)(6)(A) *    Summary of Premiere Global's Non-Employee Director Compensation
               (incorporated by reference to Exhibit 10.1 to Premiere Global's
               Current Report on Form 8-K dated and filed on December 22, 2005).

(d)(6)(B) *    Revised Summary of the Equity Compensation Component to Premiere
               Global's Non-Employee Director Compensation (incorporated by reference to Exhibit 10.1 to Premiere Global's Current Report on
               Form 8-K dated and filed on July 26, 2006).

(d)(7)(A) *    Fourth Amended and Restated Executive Employment Agreement
               between Boland T. Jones and Premiere Global, effective January 1,
               2005 (incorporated by reference to Exhibit 10.1 to Premiere
               Global's Current Report on Form 8-K dated April 20, 2005 and filed on April 20, 2005).

(d)(7)(B) *    First Amendment to Fourth Amended and Restated Executive
               Employment Agreement between Boland T. Jones and Premiere Global, dated September 15, 2006 (incorporated by reference to Exhibit
               10.3 to Premiere Global's Current Report on Form 8-K dated and filed on September 19, 2006).

(d)(8) * Form of Restricted Stock Agreement to be issued to Boland T. Jones and Jeffrey A. Allred as Stock Bonuses pursuant to the terms of their Fourth Amended and Restated Executive Employment Agreements with Premiere Global (incorporated by reference to Exhibit 10.3 to Premiere Global's Current Report on Form 8-K dated and filed on April 20, 2005).

(d)(9) * Restricted Stock Agreement between Boland T. Jones and Premiere Global, effective April 18, 2005, under Premiere Global's 1995 Stock Plan (incorporated by reference to Exhibit 10.5 to Premiere Global's Current Report on Form 8-K dated and filed on April 20,
               2005).

(d)(10) *      Restricted Stock Agreement between Boland T. Jones and Premiere
               Global, effective April 18, 2005, under Premiere Global's 2004
               Long-Term Incentive Plan (incorporated by reference to Exhibit
               10.4 to Premiere Global's Current Report on Form 8-K dated and filed on April 20, 2005).

(d)(11) *      Promissory Note, dated October 31, 2000, payable to Premiere
               Global by Boland T. Jones (incorporated by reference to Exhibit
               10.75 to Amendment No. 1 to Premiere Global's Annual Report on
               Form 10-K/A for the year ended December 31, 2002 and filed on December 23, 2003).

(d)(12) *      Promissory Note, dated April 17, 2001, payable to Premiere Global by Boland T. Jones (incorporated by reference to Exhibit 10.79 to
               Amendment No. 1 to Premiere Global's Annual Report on Form 10-K/A for the year ended December 31, 2002 and filed on December 23,
               2003).

(d)(13) *      Promissory Note, dated April 17, 2001, payable to Premiere Global by Boland T. Jones (incorporated by reference to Exhibit 10.80 to
               Amendment No. 1 to Premiere Global's Annual Report on Form 10-K/A for the year ended December 31, 2002 and filed on December 23,
               2003).

(d)(14) *      Promissory Note, dated April 17, 2001, payable to Premiere Global by Boland T. Jones (incorporated by reference to Exhibit 10.81 to
               Amendment No. 1 to Premiere Global's Annual Report on Form 10-K/A for the year ended December 31, 2002 and filed on December 23,
               2003).

(d)(15) *      Promissory Note, dated April 17, 2001, payable to Premiere Global by Boland T. Jones (incorporated by reference to Exhibit 10.82 to
               Amendment No. 1 to Premiere Global's Annual Report on Form 10-K/A for the year ended December 31, 2002 and filed on December 23,
               2003).

(d)(16) *      Stock Pledge Agreement, dated December 29, 1997, by and between
               Boland T. Jones and Premiere Global (incorporated by reference to
               Exhibit 10.71 to Amendment No. 1 to Premiere Global's Annual
               Report on Form 10-K/A for the year ended December 31, 2002 and filed on December 23, 2003).

(d)(17) *      Stock Pledge Agreement, dated December 15, 1999, by and between
               Boland T. Jones and Premiere Global (incorporated by reference to
               Exhibit 10.73 to Amendment No. 1 to Premiere Global's Annual
               Report on Form 10-K/A for the year ended December 31, 2002 and filed on December 23, 2003).

(d)(18) *      Stock Pledge Agreement, dated October 31, 2000, by and between
               Boland T. Jones and Premiere Global (incorporated by reference to
               Exhibit 10.78 to Amendment No. 1 to Premiere Global's Annual
               Report on Form 10-K/A for the year ended December 31, 2002 and filed on December 23, 2003).

(d)(19) *      Agreement for Assignment of Stock Options, dated February 5,
               1999, by and among Boland T. Jones, Seven Gables Management
               Company, LLC, Seven Gables Partnership, L.P. and Premiere Global
               (incorporated by reference to Exhibit 10.74 to Amendment No. 1 to
               Premiere Global's Annual Report on Form 10-K/A for the year ended
               December 31, 2002 and filed on December 23, 2003).

(d)(20) *      Stock Pledge Agreement, dated October 31, 2000, by and between
               Seven Gables Partnership, L.P. and Premiere Global (incorporated by reference to Exhibit 10.76 to Amendment No. 1 to Premiere
               Global's Annual Report on Form 10-K/A for the year ended December
               31, 2002 and filed on December 23, 2003).

(d)(21)(A) *   Fourth Amended and Restated Executive Employment Agreement
               between Jeffrey A. Allred and Premiere Global, effective January
               1, 2005 (incorporated by reference to Exhibit 10.2 to Premiere
               Global's Current Report on Form 8-K dated and filed on April 20,
               2005).

(d)(21)(B) *   First Amendment to Fourth Amended and Restated Executive
               Employment Agreement between Jeffrey A. Allred and Premiere
               Global, dated September 15, 2006 (incorporated by reference to
               Exhibit 10.4 to Premiere Global's Current Report on Form 8-K dated and filed on September 19, 2006).

(d)(22) *      Separation Agreement between Jeffrey A. Allred and Premiere
               Global, dated December 20, 2006 and effective January 1, 2007
               (incorporated by reference to Exhibit 10.66 to Premiere Global's
               Current Report on Form 10-K for the year ended December 31, 2007, filed on March 15, 2007).

(d)(23) *      Restricted Stock Agreement by and between Jeffrey A. Allred and
               Premiere Global, dated May 5, 2006, under Premiere Global's 1995
               Stock Plan (incorporated by reference to Exhibit 10.1 to Premiere
               Global's Current Report on Form 8-K dated May 10, 2006 and filed on May 11, 2006).

(d)(24) *      Restricted Stock Agreement between Jeffrey A. Allred and Premiere
               Global, effective December 30, 2006, under Premiere Global's 1995
               Stock Plan (incorporated by reference to Exhibit 10.67 to
               Premiere Global's Annual Report on Form 10-K for the year ended
               December 31, 2007, filed on March 15, 2007).

(d)(25) *      Amended and Restated Employment Agreement between Theodore P.
               Schrafft and Premiere Global, dated September 15, 2006
               (incorporated by reference to Exhibit 10.1 to Premiere Global's
               Current Report on From 8-K dated and filed September 19, 2006).

(d)(26) *      Restricted Stock Agreement by and between Theodore P. Schrafft and Premiere Global, dated May 5, 2006, under Premiere Global's
               1995 Stock Plan (incorporated by reference to Exhibit 10.2 to
               Premiere Global's Current Report on Form 8-K dated May 10, 2006 and filed on May 11, 2006).

(d)(27)(A) *   Employment Letter, dated September 30, 2004, by and between
               Premiere Global and Michael E. Havener (incorporated by reference to Exhibit 99.1 to Premiere Global's Current Report on Form 8-K dated September 30, 2004 and filed October 1, 2004).

(d)(27)(B) *   Amendment to Employment Letter between Premiere Global and
               Michael E. Havener, dated April 22, 2005 (incorporated by reference to Exhibit 10.3 to Premiere Global's Current Report on
               From 8-K dated and filed April 28, 2005).

(d)(27)(C) *   Amendment to Employment Letter between Michael E. Havener and
               Premiere Global, dated September 15, 2006 (incorporated by reference to Exhibit 10.5 to Premiere Global's Current Report on
               Form 8-K dated and filed on September 19, 2006).

(d)(28)(A) *   Amended and Restated Employment Agreement between T. Lee Provow and Premiere Global, dated September 15, 2006 (incorporated by reference to Exhibit 10.2 to Premiere Global's Current Report on
               From 8-K dated and filed September 19, 2006).

(d)(28)(B) *   First Amendment to Amended and Restated Employment Agreement
               between T. Lee Provow and Premiere Global, dated January 23, 2007
               (incorporated by reference to Exhibit 10.68 to Premiere Global's
               Annual Report on Form 10-K for the year ended December 31, 2007, filed on March 15, 2007).

(d)(29) *      Restricted Stock Agreement by and between T. Lee Provow and
               Premiere Global, dated May 5, 2006, under Premiere Global's 1995
               Stock Plan (incorporated by reference to Exhibit 10.3 to Premiere
               Global's Current Report on Form 8-K dated May 10, 2006 and filed on May 11, 2006).

(d)(30) *      Restricted Stock Agreement between T. Lee Provow and Premiere
               Global, dated January 22, 2007, under Premiere Global's 1995
               Stock Plan (incorporated by reference to Exhibit 10.69 to premiere global's Annual Report on Form 10-K for the year ended
               December 31, 2007, filed on March 15, 2007).

(d)(31) *      Amendment and Restatement of Premiere Global's 401(k) Plan, dated
               December 20, 2006 and effective January 1, 2006 (incorporated by reference to Exhibit 10.65 to Premiere Global's Annual Report on
               Form 10-K for the year ended December 31, 2007, filed on March
               15, 2007).

(d)(32) *      Warrant to Purchase 250,000 shares of common stock of Premiere
               Global issued to AT&T Corp. dated October 20, 2003 (incorporated by reference to Exhibit 10.3 to Premiere Global's Quarterly
               Report on Form 10-Q for the quarter ended September 30, 2003 and filed on November 14, 2003).

(d)(33) *      Settlement Agreement, dated April 19, 2007, by and among the
               Company, Crescendo Partners II, L.P. Series E, Crescendo
               Investments II, LLC, Crescendo Advisors II LLC, Eric S.
               Rosenfeld, Delacourt Holdings, Ltd., Colin D. Watson and the
               Premiere Full Value Committee (incorporated by reference to
               Exhibit 10.1 to Premiere Global's Current Report on Form 8-K dated April 18, 2007 and filed on April 19, 2007).

* Previously filed as an exhibit to Schedule TO, dated April 23, 2007. + Filed herewith.